ROPES & GRAY LLP
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April 1, 2025

State Street Institutional Investment Trust

One Iron Street

Boston, Massachusetts 02210

Re:	Registration Statement on Form N-14

Ladies and Gentlemen:

We are counsel to State Street Institutional Investment Trust (the “Trust”). In connection with the registration statement of the Trust on Form N-14 (the “Registration Statement”) being filed by the Trust under the Securities Act of 1933, as amended (the “Act”), relating to the proposed transaction of State Street Institutional U.S. Government Money Market Fund (the “Buying Fund”) with State Street Institutional Liquid Reserves Government Money Market Fund (the “Selling Fund”), each a series of the Trust, and the issuance of Administration Class, Bancroft Capital Class, Institutional Class, Investment Class, Investor Class, Opportunity Class, Premier Class, and Trust Class shares of beneficial interest of the Buying Fund in connection therewith (the “Shares”) in accordance with the terms of the Agreement and Plan of Reorganization by and between the Trust, on behalf of the Buying Fund and the Selling Fund, dated as of the date of the Registration Statement, (the “Agreement”), we have examined the Trust’s Agreement and Declaration of Trust on file in the office of the Secretary of the Commonwealth of Massachusetts (the “Declaration of Trust”) and the Trust’s Bylaws, each as amended to date, and are familiar with the actions taken by the Trust’s trustees in connection with the issuance and sale of the Shares. We have also examined such other documents and records as we have deemed necessary for the purposes of this opinion.

We have assumed for purposes of this opinion that, prior to the date of the issuance of the Shares, (1) the trustees of the Selling Fund will have taken all action required of them for the approval of the Agreement and (2) the Agreement will have been duly executed and delivered by each party thereto.

Based upon the foregoing, we are of the opinion that:

1.	When issued in accordance with the Agreement, the Shares will be validly issued, fully paid and, except as noted in the paragraph below, nonassessable by the Trust.

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its trustees. The Declaration of Trust provides for indemnification out of the property of the Trust for all loss and expense of any shareholder of the Trust held personally liable solely by reason of his or her being or having been such a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Trust would be unable to meet its obligations.

This opinion may be filed with the Registration Statement.

Sincerely,

/s/ Ropes & Gray LLP
Ropes & Gray LLP